UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                      (Amendment No. 2)



Name of Issuer: Toastmaster Inc.

Title of Class of Securities: common

Cusip Number: 888791100

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Senior Attorney, c/o Neuberger Berman, 605 Third Avenue, NY,
NY 10158

Date  of  Event   which requires Filing  of this  statement:
January 12, 1999

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                        SCHEDULE 13 D

CUSIP NO. 888791100

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # 085-325709

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     0

8.Shared voting power
     0

9.Sole dispositive power
     0

10. Shared dispositive power
     0

11.  Aggregate  amount beneficially owned by each  reporting person
     0
12.Check box if the aggregate amount in row 11 excludes certain shares*


13. Percent of class represented by amount in row 11.
     0%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of
Toastmaster  Inc.  (the  "Company").   The  Address  of  the
principal  executive  offices of  the  company  is  1801  N.
Stadium Blvd., Columbia, MO 65202.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz.


B)  The address of Marvin Schwartz is: c/o Neuberger Berman,
LLC, 605 Third Avenue, New York, New York  10158-3698.



C) Marvin Schwartz is a Principal of Neuberger Berman, LLC ("NB"), a limited liability company organized under the laws of the State of Delaware. NB is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D)  During  the last five years Mr. Schwartz  has  not  been
convicted   in  a  criminal  proceeding(excluding    traffic
violations or similar misdemeanors).

E) During the last five years Mr. Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Mr. Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Mr. Schwartz owns 0 Shares for his personal account.


ITEM 4 Purpose of Transaction

Mr. Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.

ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of *0 shares.

*On 1/8/99 Salton/Maxim Housewares Inc. (SALT) completed its
acquisition  of  Toastmaster  Inc.  (TM).  Shareholders   of
Toastmaster  were paid $7 a shares in cash  by  Salton/Maxim
Housewares Inc.

ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin Schwartz